FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2003


                         Brazilian Distribution Company
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                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
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                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X   Form 40-F
                                     ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

                                   SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO




Date: February 19, 2003                    By: /s/ Augusto Marques da Cruz Filho
                                               ---------------------------------
                                           Name:   Augusto Marques da Cruz Filho
                                           Title:  Chief Financial Officer



                                           By: /s/ Aymar Giglio Junior
                                               ---------------------------------
                                           Name:   Aymar Giglio Junior
                                           Title:  Investor Relations Officer

                                    EXHIBITS

99.1 CBD announces the results of the fourth quarter 2002 and the accumulated results of 2002.